Service Request# **20174884268**



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8093702
LONGFIN CORP
16-017 85 BROAD STREET
NEW YORK, NY 10004

06-22-2017

ATTN: SARAH ALTAHAWI

DESCRIPTION	AMOUNT
6302286 - LONGFIN CORP.	
0240S Amendment Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$18.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, 24 Hour	$100.00
6302286 - LONGFIN CORP.	
8100 Certified Copy - 1 Copies	
Certification Fee	$50.00
TOTAL CHARGES	**$344.00**
TOTAL PAYMENTS	**$344.00**
BALANCE	**$0.00**

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LONGFIN CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JUNE, A.D. 2017, AT 11:15 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6302286 8100
SR# 20174884268

Authentication: 202763515
Date: 06-22-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:15 PM 06/21/2017
FILED 11:15 PM 06/21/2017
SR 20174884268 - File Number 6302286

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

LongFin Corp

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "III   " so that, as amended, said Article shall be and read as follows:

> The total number of shares of common stock that the corporation shall be authorized to issue is the total of 200000000 at 0.00001 par value, comprises of 100000000 of Class A common stock, 75000000 of Class B common stock, and 25000000 of Class C common stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this Tuesday   day of June, 16   ,2017

By: _____
            Authorized Officer

Title: CEO

Name: Venkat S Meenavalli,
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